UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14 (d)(1) or 13 (e)(1)

of the Securities Exchange Act of 1934

Oregon Steel Mills, Inc.

(Name of Subject Company (Issuer))

Oscar Acquisition Merger Sub, Inc.

Evraz Group S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

 (including the associated preferred stock purchase rights)

(Title of Class of Securities)

686079104

(CUSIP Number of Class of Securities)

Valery I. Khoroshkovsky

Chief Executive Officer

Evraz Group S.A.

1 Allée Scheffer

L-2520 Luxembourg

+7 (495) 232-1370

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William A. Groll, Esq.
Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,300,201,998	$246,122

*                                         For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 36,366,830 shares of common stock, par value $0.01 per share, of Oregon Steel Mills, Inc. outstanding on a fully diluted basis, consisting of: (a) 35,818,848 shares of common stock issued and outstanding, (b) 156,911 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, (c) 15,591 shares of common stock subject to lapse or vesting restrictions and (d) 375,480 shares of common stock underlying other outstanding equity awards and (ii) the tender offer price of $63.25 per share of common stock.

**                                  The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $246,122	Filing Party: Oscar Acquisition Merger Sub, Inc. and Evraz Group S.A.
Form or Registration No.: Schedule TO-T	Date Filed: November 30, 2006

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                                Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission on November 30, 2006, as amended and restated on December 5, 2006, by Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), and its wholly owned subsidiary Oscar Acquisition Merger Sub, Inc. (“Purchaser”), a Delaware corporation.

The Schedule TO relates to the offer by Purchaser, to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, “Shares”), of Oregon Steel Mills, Inc., a Delaware corporation, at a price of $63.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2006 (the ”Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“Evraz and Oregon Steel have filed their joint voluntary notification under the Exon Florio Amendment, effective December 9, 2006.  Accordingly, CFIUS has until January 8, 2007 to review the transaction and determine whether to permit the transaction to proceed or commence a further investigation.   Under the Merger Agreement, if all of the conditions to the Offer are not satisfied as of any expiration date, we will have the right, and under certain circumstances may be required, to extend the Offer.  We do not anticipate that all regulatory conditions to the Offer, including the expiration or termination of any applicable review process by CFIUS, will have been satisfied by the currently scheduled expiration date of December 28, 2006.  Therefore, we anticipate that the Offer will be extended at that time.”

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2006

Evraz Group S.A.

By:	/s/ Pavel S. Tatyanin
Name:	Pavel S. Tatyanin
Title:	Authorized Signatory

Oscar Acquisition Merger Sub, Inc.

By:	/s/ Timur I. Yanbukhtin
Name:	Timur I. Yanbukhtin
Title:	Authorized Signatory

4